February 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Dale Welcome, Anne McConnell

Re:	Carpenter Technology Corporation

Form 10-K for the Fiscal Year Ended June 30, 2022

Filed August 15, 2022

File No. 001-05828

Ladies and Gentlemen:

We provide below responses to the Staff’s comment letter dated February 14, 2023. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response. Unless the context requires otherwise, references to we, our, us, Carpenter Technology or the Company in the responses below refer to Carpenter Technology Corporation.

Form 10-K for the Fiscal Year Ended June 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.	Please revise MD&A in future annual and quarterly filings to more fully address the following:

•

You disclose that results for fiscal year 2022 were negatively impacted by certain challenges, including supply chain disruptions. Please discuss whether and how supply chain disruptions materially affect your outlook or business goals. Quantify and disclose, to the extent possible, how sales, profits, and/or liquidity have been impacted and discuss known trends or uncertainties resulting from mitigation efforts undertaken, including whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or approval.

•

You disclose here, and in quarterly filings, that you are experiencing ongoing inflationary cost increases. Please quantify and disclose the impact of the inflationary pressures you experience, including the combined impact of inflation and your LIFO inventory valuation method on cost of sales, gross profit, and inventory. Expand your disclosures to also indicate the extent to which you are able to pass increased costs on to customers, through surcharges, to mitigate inflationary pressures.

Carpenter Technology Response

In response to the Staff’s comment, in future filings we will disclose and quantify, to the extent possible and appropriate, the impact of how supply chain disruptions affect our outlook and business goals. We will also expand disclosures with regard to the impact of inflationary pressures including the extent to which we are able to pass these costs on to customers.

U.S. Securities and Exchange Commission

February 24, 2023

Non-GAAP Financial Measures, page 37

2.

We note you present several non-GAAP performance measures in which you eliminate the LIFO decrement charge you recorded in FY 2021. Please more fully explain to us what the LIFO decrement charge represents and why you believe eliminating it from non-GAAP performance measures is appropriate given your use of LIFO to account for the majority of your inventory. Please also specifically address the following:

•

More fully explain to us how you determined the amount of the LIFO decrement charge and the factors that resulted in the charge. In this regard, we noted disclosures in current and prior year financial statements that indicate the current costs of LIFO valued inventories would be substantially higher which seems to indicate a potentially lower cost basis in older inventory balances; and

•

More fully explain to us how you considered the guidance in Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the non-GAAP performance measures you present are appropriate.

Carpenter Technology Response

In response to the Staff’s comment, the LIFO decrement charge was a result of the significant reduction in inventory during FY 2021. As required by the LIFO inventory method, the impact of the decrement was calculated by measuring the difference between the current costs of inventories included in costs of sales and the price index of each layer that was liquidated as a result of the FY 2021 inventory reduction or decrement. In total and as the Staff has indicated, the current costs of LIFO valued inventories are significantly higher, however the layers associated with historical increments are higher or lower than current costs depending on the values at the time those LIFO layers were established. In the case of FY 2021, the decrement, which resulted in a charge as opposed to a benefit, was driven by LIFO layers that were liquidated that included a significant layer built in FY 2012 at a time when certain raw material prices were significantly higher than the FY 2021 current costs.

The Company considered the guidance in Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the non-GAAP disclosure. More specifically, the Company has historically accounted for the majority of inventory using LIFO. The basic objective of the LIFO inventory method is to match current costs with current revenues. With that principle in mind, the costs of certain critical raw materials used in the manufacturing of our products may fluctuate significantly from period to period. We, and others in our industry, generally have been able to pass changes in the cost of certain major raw materials through to our customers using surcharges and other mechanisms. The Company significantly reduced inventory in FY 2021 due largely to unprecedented impacts of COVID-19 on end-use market demand for the Company’s products. The significant reduction in inventory coupled with a substantial differential in historical costs between the current and historical years, as described above, resulted in a significant non-cash LIFO decrement charge. The LIFO decrement charge, because of its significance in FY 2021, was considered unusual and infrequent in nature and the Company believed excluding the LIFO decrement charge from our GAAP performance measures was appropriate. We believe that providing investors with our results of operations excluding this significant, non-cash charge provides a more consistent and meaningful basis for shareholders to compare the Company’s operating performance between periods.

U.S. Securities and Exchange Commission

February 24, 2023

Free Cash Flow, page 39

3.

We note your calculation of the non-GAAP liquidity measure you identify as “free cash flow” appears to differ from the standard calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP liquidity measure in future filings to “adjusted free cash flow” or something similar. Refer to Question 102.07 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Carpenter Technology Response

In response to the Staff’s comment, the title of our non-GAAP liquidity measure will be revised to “adjusted free cash flow” in future filings.

Consolidated Financial Statements

4. Revenue, page 63

4.	Please revise future filings to provide the disclosures required by ASC 606-10-50-6 and 50-8 or explain why you do not believe they are required.

Carpenter Technology Response

In response to the Staff’s comment, the disclosures required by ASC 606-10-50-6 will be included in future filings.

In response to the Staff’s comment with regard to the disclosures required by ASC 606-10-50-8, the Company discloses total contract liabilities at each balance sheet date, however, the revenue recognized in the reporting period that was previously included in the contract liability balance has not been disclosed as it is not material. In future filings, we propose the following disclosure:

Revenue recognized for the years ended June 30, 20XX and 20XX from amounts included in contract liabilities at the beginning of the period was not significant and substantially all of our contract liabilities are recognized within a twelve-month period.

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments, and our changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

February 24, 2023

Thank you for your consideration. If you have any further questions or comments, please feel free to contact the undersigned at (610) 208-2210 or tlain@cartech.com.

Sincerely,

/s/ Timothy Lain

Timothy Lain
Senior Vice President and
Chief Financial Officer